Exhibit 99.1

YAMANA GOLD CLARIFIES INFORMATION RELATING TO CERTAIN INTERESTS IN CATAMARCA PROVINCE IN ARGENTINA

TORONTO, ONTARIO, September 26, 2016 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or the "Company") herein provides clarification with respect to information that has appeared in the public markets relating to the status of legal proceedings between its subsidiary 0805346 BC Ltd. ("0805") and Ricardo Auriemma ("Auriemma") and to recent developments in Andalgala, a municipality in the Catamarca province of Argentina located 17 kilometres from Agua Rica.

Auriemma Litigation

Since 2003, Yamana through its subsidiary 0805 has been in litigation with Auriemma relating to a purported lost opportunity of Auriemma under a contested agreement providing for a preemptive right to participate in the acquisition of Minera Alumbrera Inc. made by Northern Orion Resources Inc. (now 0805) in 2003.  The litigation is at the stage where an arbitrator is required to determine the value of an appropriate award.  The Company has now received notice that an arbitrator has rendered his report on value.

This is the second time that such an arbitrator has been appointed for this purpose.  The first arbitrator provided a report in early 2015 to which 0805 objected.  At that time, 0805 applied for an annulment of the award suggested in the report on the basis that the valuation was flawed.  The annulment was granted and the matter was then sent for a second arbitration, which has now been completed.  Information in the public markets indicates that an award has been given of a certain amount in relation to this litigation.  Clarification and correction of this information follows.

The current report provides only a suggestion of value at $54.2 million. While this represents a significant improvement over the original annulled report, which suggested a value of $244 million, the amount suggested in the current report continues to be well in excess of the amount 0805 considers reflective of the claim.  As part of this valuation process, 0805 came to the conclusion that the value could be as low as $5 million if any value could be ascribed at all.

0805 has determined that there are several flaws in this latest report, as was the case in the first report, and that the instructions of the court pursuant to which the arbitration is being conducted were not followed.  In addition, the latest report is advisory of the amount of the award and is not a determinative award.  As such, an application has been made to annul the report on similar grounds to the application to annul the first report which succeeded. 0805 believes that pursuant to the instructions for conducting the valuation, any award should be at most de minimis or nominal.

(All amounts are expressed in United States dollars unless otherwise indicated.)

NEWS RELEASE
In addition to the application for an annulment of the current arbitration, 0805 will continue to consider all its legal options to defend its interests.

Andalgala

There is also information in public markets that relates to an action taken by a municipal committee of a town near the Agua Rica project that purports to ban open pit mining.

On September 8, 2016, a municipal ordinance was passed, effective on September 21, 2016, that purports to prohibit open pit mining in the high river basin of the town of Andalgala, a community in the Province of Catamarca with a population of approximately 14,000.

The Company is advised that the use of rivers, mining activities and environmental matters, as set out in the Constitution, are the purview of the Government of the Province of Catamarca and, as such, the municipal ordinance is not binding or legal and is mostly symbolic.

Yamana is committed to the future development of Agua Rica and has been working towards developing an improved project design that is expected to improve the economics of the project and decrease the environmental footprint.  One development scenario contemplates the integration of Agua Rica into the infrastructure of the neighboring Alumbrera mine.  Under this scenario, the Alumbrera mine infrastructure could continue to operate and provide significant benefits to the local communities for upwards of an additional 25 years.  These project updates and this development scenario will be presented to the Government of Catamarca in the following weeks.  Separately, effort will be made to ensure that the residents of the local community remain supportive.

To that end, the Company continues to work with stakeholders to ensure existing mining laws and frameworks for the development of mining projects are respected.  While the project is at a stage of review and evaluation and any formal decision to proceed is pending discussions with the Province of Catamarca, it is important to note that already more than one hundred residents of Andalgala are directly and indirectly employed in the project and the Company enjoys community support for the project.
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NEWS RELEASE

While no formal action has been taken in relation to vacating the municipal ordinance, discussions are continuing on the most effective manner for the development of the project respectful of local communities, the province and the country.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the results of all legal proceedings, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Transaction and may not be appropriate for other purposes.

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